Exhibit 99.1

Silence Therapeutics Receives Remaining $40 Million from AstraZeneca as Part of Upfront Investment for Ongoing siRNA Collaboration

– Companies on-track to initiate work on five targets within the first three years of the collaboration

25 May 2021

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announced receipt of the remaining $40.0 million from AstraZeneca, a global biopharmaceutical company, due as part of AstraZeneca’s $80.0 million cash and equity investment for the siRNA collaboration announced in March 2020. The $40.0 million is included in Silence’s reported £97.5 million proforma cash balance at 2020 year-end1.

The companies also started work on two undisclosed targets and are on-track to initiate work on five targets within the first three years of the collaboration. The collaboration is focused on leveraging Silence’s proprietary mRNAi GOLD™ platform to discover and develop siRNA therapeutics for cardiovascular, renal, metabolic (CVRM) and respiratory diseases.

Mark Rothera, President and CEO of Silence, commented: “We’ve made significant progress in our collaboration with AstraZeneca over the past year and are well positioned to initiate work on five disease targets within the first three years. This underscores our firm commitment to rapidly advance our pipeline through both our wholly owned programs and partnership programs.”

Regina Fritsche Danielson, Senior Vice President and Head of Research and Early Development, CVRM, BioPharmaceuticals R&D, AstraZeneca said: “We continue to see great promise in Silence’s established siRNA platform to develop novel medicines across our key therapy areas in cardiovascular, renal, metabolic and respiratory diseases. We look forward to our continued partnership and advancing our discovery efforts to address unmet medical needs.”

Under the collaboration, AstraZeneca will pay Silence an option fee of $10 million for each selected target at the point of candidate nomination. For each target selected, Silence is eligible to receive up to $140 million in development milestones and up to $250 million in commercialization milestones as well as tiered royalties on net sales. Silence is responsible for the discovery stage up to the point of candidate nomination at which point AstraZeneca takes over responsibility and costs for further development. Silence retains responsibility for manufacturing of material to support GLP toxicology studies and Phase I clinical studies, costs for such manufacture are covered by AstraZeneca. Silence also has the option to negotiate for co-development of two selected programs of its choice starting from Phase II.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208

[1]	£97.5 million proforma cash balance includes £37.4 million at December 31, 2020, plus £30.8 million net proceeds raised in February 2021 and £29.3 million received from AstraZeneca in May 2021.

Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970

European PR Consilium Strategic Communications Mary-Jane Elliott/ Angela Gray / Chris Welsh silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence’s proprietary mRNAi GOLD™ platform can be used to create siRNAs that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address iron-loading anemia conditions. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Takeda, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s clinical and commercial prospects and the anticipated timing of data reports from the Company’s clinical trials. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document and its amended Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2021. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.